Exhibit 99.1

VCI Global Received NASDAQ Notice Related to Late Filing of 20-F

May 21, 2026 | Globe Newswire

KUALA LUMPUR, Malaysia, May 21, 2026 – VCI Global Limited (NASDAQ: VCIG) (“VCI Global” or the “Company”) today announced that it received a notification letter from the Nasdaq Stock Market LLC (“NASDAQ”) on May 19, 2026 regarding the delayed filing of the Company’s Form 20-F for the financial year ended December 31, 2025.

The notice relates to the timing of the Company’s filing of its Form 20-F under NASDAQ Listing Rule 5250(c)(1), which requires listed companies to periodically file financial reports with the U.S. Securities and Exchange Commission (“SEC”).

As previously disclosed, the Company filed a Form 12b-25 (Notification of Late Filing) with the SEC on May 1, 2026, after requiring additional time to complete the preparation and final review of its financial statements and related disclosures for the 2025 Form 20-F.

VCI Global is actively working toward completing the filing and has begun the process of submitting a compliance plan to NASDAQ. Subject to NASDAQ’s review and acceptance of the plan, the Company may be granted additional time of up to 180 calendar days from the original filing deadline to regain compliance.

The notice has no immediate effect on the listing or trading of the Company’s ordinary shares on NASDAQ, and trading will continue as normal during this process.

The Company remains committed to maintaining strong reporting standards and keeping shareholders informed on further developments.

About VCI Global Limited

VCI Global Limited (NASDAQ: VCIG) is an AI-native operating platform designed to scale and optimize businesses through centralized intelligence, data, and capital discipline.

The Company operates a platform-based model in which subsidiaries, affiliates, and portfolio companies plug into VCI Global’s centralized AI, data, governance, and capital allocation systems, enabling faster execution, improved capital efficiency, and scalable growth across multiple industries.

VCI Global’s platform centralizes AI-enabled execution, standardized KPI frameworks, financial and governance controls, and strategic capital allocation, while operating businesses focus on revenue generation, customer relationships, and local execution.

The Company maintains exposure across advisory, AI, and digital infrastructure, digital assets, energy, automotive, and consumer sectors, and continuously evaluates opportunities to scale, spin off, divest, or discontinue businesses based on performance, scalability, and return on capital.

VCI Global’s platform-centric approach is designed to enhance productivity, improve IPO readiness, and unlock long-term value through disciplined growth and selective capital deployment.

For more information on the Company, please log on to https://v-capital.co/.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that are subject to various risks and uncertainties. Such statements include statements regarding the Company’s ability to grow its business and other statements that are not historical facts, including statements which may be accompanied by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. These forward-looking statements are based only on our current beliefs, expectations, and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict and many of which are outside of our control. Therefore, you should not rely on any of these forward-looking statements. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including without limitation, the Company’s ability to achieve profitable operations, customer acceptance of new products, the effects of the spread of coronavirus (COVID-19) and future measures taken by authorities in the countries wherein the Company has supply chain partners, the demand for the Company’s products and the Company’s customers’ economic condition, the impact of competitive products and pricing, successfully managing and, general economic conditions and other risk factors detailed in the Company’s filings with the United States Securities and Exchange Commission (“SEC”). The forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake any responsibility to update the forward-looking statements in this release, except in accordance with applicable law.

CONTACT INFORMATION:

For media queries, please contact:

VCI GLOBAL LIMITED

enquiries@v-capital.co

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